Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0.
Telephone: +47-22 54 4
Telefax: +47-22 54 4
www.orkla.com

07023037

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 16 April 2007, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.00.

A total of 1,796,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 177,400 synthetic options of the cash bonus programme.

Orkla holds 2,186,425 of its own shares.

Orkla ASA
Oslo, 17 April 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411
Siv M. Skorpen, Investor Relations, Tel: +47 2254 4455

Date: 16.04.07

Trade subject to notification – Eltek

Orkla ASA has today, sold 500,000 shares in Eltek. After this transaction Orkla owns 2 255 939 shares in Eltek which is 4.58% of the share capital.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

ORK – Annual General Meeting 2007

The Annual General Meeting of Orkla ASA was held on Thursday, 19 April 2007 in Oslo.

All proposals on the agenda were adopted, cf. the notice of the AGM that was sent to Oslo Stock Exchange on 23 March 2007.

The Annual General Meeting adopted the Board's proposal to distribute a dividend of NOK 10.00 per share (before the share split). The dividend will be paid on 3 May 2007 to shareholders listed in the Norwegian Central Securities Depository as of 19 May 2007. The share will be traded ex-dividend from 20 April 2007.

The Annual General Meeting approved a share split whereby one old Orkla share is converted into five new shares and thereby changing the nominal value of the share from NOK 6.25 to NOK 1.25 and increasing the total number of shares issued from 208,286,194 to 1,041,430,970. The split will be effective from 20 April 2007.

The Annual General Meeting adopted thereafter a resolution to reduce the share capital (number of shares and amount after the share split):
"The Annual General Meeting resolved to reduce share capital. by NOK 6,250,000 from NOK 1,301,788,712.50 to NOK 1,295,538,712.50 by redeeming (amortising) 5,000,000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1,041,430,970 to 1,036,430,970. The amount by which the share capital is reduced will be used to cancel the company's own shares."

The General Meeting adopted a resolution to renew the authorisation of the Board of Directors to acquire the company's own shares (number of shares and amount after the share split).
"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares provided that the company's shareholding of own shares shall not exceed 10 % of share outstanding at any time. The amount that may be paid per share shall be no less than NOK 4 and no more than NOK 120. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation shall apply from 20 April 2007 until the date of the Annual General Meeting in 2008."

Furthermore, the General Meeting adopted a resolution to renew the authorisation to increase share capital through new share subscription as follows: (number of shares and amount after the share split):

"The Board of Directors is authorised to increase share capital through new share subscription with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

The authorisation shall apply from 20 April 2007 until the date of the Annual General Meeting in 2008."

Harald Arnkværn, Svein Aaser og Arthur Sletteberg have declined re-election. Westye Høegh has declined re-election as a deputy member.

The following persons were elected as members and deputy members of the Corporate Assembly for a period of to years:

Members :
Elisabeth Grieg (re-elected)
Johan H. Andresen jr. (re-elected))
Idar Kreutzer (re-elected)
Peter Ruzicka (re-elected)
Knut Brundtland
Rune Bjerke
Kjetil Houg

Deputy members:
Terje Venold (re-elected)
Anne Birgitte Fossum (re-elected)
Scilla Treschow Hokholt (re-elected)
Andreas Enger

The members of the Nomination Committee were not up for election.
The chairman of the Nomination Committee Halrald Arnkværn will resign as he has declined re-election to the Corporate Assembly.
Knut Brundtland was elected as a new member and the Chairman of the Nomination Committee.

Orkla ASA
Oslo, 20. april 2007

Ref. Investor Relations:
Rune Helland, Tel.: +47 2254 4411
Siv M. Skorpen Brekke, Tel.: +47 2254 4455

Ref. Corporate Communications:
Ole Kristian Lunde, Tel.:+ 47 22544431

END